Organigram improves compassionate care access for patients through enhanced OrganiCare program

     Ease of access initiative makes it easier to qualify, also decreases the burden of medicinal cost for qualified patients

MONCTON, JANUARY 23, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce it has made changes to its compassionate care model by developing OrganiCare, a program designed to improve access to medical cannabis for low-income patients.

Effective immediately, patients who earn an annual income less than $35,000 per year qualify for OrganiCare, the Company’s new program that offers qualified patients a 30 per cent price reduction on all dried cannabis products and oils.

Previously, compassionate pricing was offered to individuals earning less than $30,000 per year and offered a 25 per cent price reduction.

“We understand cost can be a barrier to medication for patients,” says Greg Engel, CEO, Organigram. “It is important to us to do what we can to improve access for patients who need it the most. It’s our hope that OrganiCare will allow a greater number of patients to access their medicine.”

Organigram’s Compassionate Care Program was voted best in Canada at the Canadian Cannabis Awards in 2017.

“With this change, this support program solidifies Organigram’s position as the most accessible medical cannabis provider for low-income Canadians,” Engel says.

Patients who are already enrolled in the program need not reapply. Patients who wish to apply for the first time must validate their annual income with attestation documents from a federal or provincial authority, including Canada Revenue Agency or a disability support program. Information on how to apply can be found at www.organigram.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquiries, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653